One North Jefferson Avenue

St. Louis, Missouri 63103

September 17, 2007

Dear Fellow Stockholder:

According to our latest records, we have not yet received your proxy for the important Special Meeting of A.G. Edwards, Inc. stockholders, to be held on September 28, 2007. Your Board of Directors unanimously recommends that stockholders vote FOR both proposals on the agenda.

Please help your company avoid the expense of further solicitation by voting TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Very truly yours,

Robert L. Bagby

Chairman and Chief Executive Officer

REMEMBER:

You can vote your shares by telephone, or via the Internet.

Please follow the easy instructions on the enclosed card.

If you have any questions, or need assistance in

voting your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE, at (877) 717-3923.